VIA EDGAR

September 15, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop: 6010

Washington, D.C. 20549

Re:	Exelixis, Inc. (File No. 000-30235)

Form 10-K for the Fiscal Year Ended December 28, 2007

Dear Mr. Rosenberg:

On behalf of Exelixis, Inc. (“Exelixis” or the “Company”), this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), by letter dated August 29, 2008 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 28, 2007.

On September 15, 2008, I provided Vanessa Robertson, Staff Accountant, with an oral update by voicemail message as to the status of the Company’s efforts to respond to the Comment Letter and in connection therewith requested an extension of the 10 business day deadline set forth in the Comment Letter for the Company’s response to the Comment Letter. Ms. Robertson left me a voicemail message later on September 15, 2008 in response to my voicemail message to her. This letter confirms pursuant to my exchange of messages with Ms. Robertson that the Company currently expects to file its response to the Comment Letter by no later than September 22, 2008.

Please do not hesitate to call me at (650) 837-7251 if you have any questions regarding this matter.

Sincerely,

/s/ James B. Bucher
James B. Bucher
Vice President, Corporate Legal Affairs & Secretary

cc:	Vanessa Robertson, Staff Accountant

Lisa Vanjoske, Assistant Chief Accountant

Frank Karbe, Executive Vice President and Chief Financial Officer

Leone Patterson, Vice President, Finance

Debbie Burke, Senior Director, Finance & Controller

Daniel Coleman, Ernst & Young LLP

Suzanne Sawochka Hooper, Cooley Godward Kronish LLP